Mail Stop 6010

April 17, 2008

Spencer LeRoy III, Esquire
Senior Vice President, General Counsel and Secretary
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601-5382

> **Re:** **Old Republic International Corporation**
> **Form 10-K filed February 26, 2008**
> **Form 10-K/A filed March 31, 2008**
> **Form 10-K/A filed April 16, 2008**
> **File No. 001-10607**

Dear Mr. LeRoy:

We have completed our review of your Form 10-K for your fiscal year ended December 31, 2007 and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director